

HEALTHCARE GROWTH PARTNERS

HGP Securities, LLC
105 S. York St., Ste. 230
Elmhurst, IL 60126

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 16, 2016

JOHN R. WATERS & COMPANY
Certified Public Accountants
225 W. Washington Street, Suite 1120
Chicago, Illinois 60606

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

HGP Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Jonathan Phillips

Title: CEO